Exhibit 99.8
Execution copy
EQUITY INTEREST PLEDGE AGREEMENT
THIS EQUITY INTEREST PLEDGE AGREEMENT (HEREINAFTER REFERRED TO AS THE “AGREEMENT”) IS ENTERED INTO EFFECTIVE AS OF THE 30th DAY OF NOVEMBER 2006 BY AND BETWEEN SATÉLITES MEXICANOS, S.A. DE C.V., REPRESENTED HEREIN BY MR. SERGIO MIGUEL ANGEL AUTREY MAZA (HEREINAFTER REFERRED TO AS THE “PLEDGOR”), AND HSBC BANK USA, NATIONAL ASSOCIATION, AS FIRST PRIORITY COLLATERAL TRUSTEE AND FOR THE BENEFIT OF THE FIRST PRIORITY HOLDERS PURSUANT TO THE COLLATERAL TRUST AGREEMENT, REPRESENTED HEREIN BY MR. GUSTAVO WALTHER VOMEND ALVAREZ, (TOGETHER WITH ITS SUCCESSORS AND ASSIGNEES HEREINAFTER REFERRED TO AS THE “PLEDGEE”) AND SMVS-ADMINISTRACIÓN, S. DE R.L. DE C.V., REPRESENTED HEREIN BY MR. SERGIO MIGUEL ANGEL AUTREY MAZA, (HEREINAFTER REFERRED TO AS THE “COMPANY”) (CAPITALIZED TERMS USED AND NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBE TO SUCH TERMS DEFINED IN THE INDENTURE (AS DEFINED BELOW) OR THE COLLATERAL TRUST AGREEMENT (AS DEFINED BELOW), AS APPLICABLE.
RECITALS
     WHEREAS on the date hereof, Pledgor, and HSBC Bank USA, National Association, as the First Priority Indenture Trustee executed certain Indenture (the “Indenture”) pursuant to which Pledgor issued US$238,236,500.00 (Two Hundred Thirty Eight Million Two Hundred Thirty Six Thousand Five Hundred Dollars) in First Priority Senior Secured Notes due on 2011. A copy of the Indenture is attached as Exhibit “A” hereto.
     WHEREAS, on November 30, 2006, HSBC Bank USA, National Association, as Indenture Trustee (the “First Priority Indenture Trustee”) and the Pledgee as Collateral Trustee, the Pledgor, the Company, and other First Priority Grantors set forth therein, entered into a certain Collateral Trust Agreement (“Collateral Trust Agreement”), in order, inter alia, to effectuate and govern the liens granted by the Pledgor and the First Priority Guarantors of the Indenture.
     WHEREAS, pursuant to the Indenture and the Collateral Trust Agreement, Pledgor is entering into this Agreement in order to grant to the Pledgee a valid, enforceable and perfected security interest in the Collateral (as defined below) to secure the due performance of all of the First Priority Obligations, as such term is described an such obligations are identified in the Indenture.

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REPRESENTATIONS
1. Pledgor hereby represents and warrants as follows:
1.1 it is a corporation duly existing under the laws of the United Mexican States, authorized by its corporate purpose to execute this Agreement through its attorney in fact whose powers have not been limited nor revoked in any manner whatsoever;
1.2 this Agreement has been duly executed and delivered, and this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable concurso mercantil, bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally;
1.3 it has obtained all requisite corporate authorizations and approvals to execute this Agreement and perform its obligations in the form provided hereunder;
1.4 the execution, delivery and performance by it of, and the granting of the security interest under this Agreement does not violate any law, regulation, judgment or order applicable to it or any contract, agreement, deed or other instrument to which it is a party or to which its properties are subject to or result in the creation or imposition of any lien, claim or rights of third parties upon or with respect to any such properties other than the pledge created under this Agreement;
1.5 it is the legal and beneficial owner, free of any pledge, lien, security interest or other encumbrances (except for the pledge and security interest created under this Agreement or the First Priority Documents) of the equity interest described in Exhibit “B” hereto, with a value of $2,999.00 Pesos (two thousand nine hundred and ninety nine Pesos 00/100, Mexican currency) which represent in the aggregate 99.99% (ninety nine point ninety nine per cent) of the outstanding capital of the Company (the “Pledged Equity Interest”). The Pledged Equity Interest has been duly authorized, validly issued and is fully paid and non-assessable;
1.6 pursuant to the Indenture and the Collateral Trust Agreement the Pledgor is executing this Agreement in order to create a valid, perfected and enforceable pledge and security interest in the Collateral (as defined below) in favor of the Pledgee, as security for the due satisfaction and performance of any and all of the First Priority Obligations, as such term is described an such obligations are identified in the Indenture; and
1.7 no consent of any other person and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgor of the Collateral pursuant hereto or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) for the perfection or maintenance of the

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pledge created hereby or (iii) for the exercise by the Pledgee of its voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement; except, to the extent applicable, that the exercise of remedies by Pledgee in respect of the Collateral resulting in the transfer of the Pledged Equity Interest may need to be notified and approved by the Federal Competition Commission (Comisión Federal de Competencia) (the “Competition Commission”) pursuant to the terms of the Federal Law of Economic Competition (Ley Federal de Competencia Económica).
2. The Company hereby represents and warrants as follows:
2.1 it is a limited liability corporation duly incorporated and validly existing under the laws of Mexico as a variable capital stock (sociedad de responsabilidad limitada de capital variable);
2.2 its representative is duly authorized to enter into this Agreement which authority has not been revoked or modified in any manner whatsoever;
2.3 it has the power and authority to enter into this Agreement and has obtained all requisite corporate authorizations and approvals to perform its obligations in the form provided hereunder;
2.4 the execution, delivery and performance by it of its obligations under this Agreement, does not violate its estatutos sociales or any law, regulation, judgment or order applicable to it or any contract, agreement, deed or other instrument to which it is a party or to which its properties are subject or result in the creation or imposition of any lien, claim or rights of third parties upon or with respect to any such properties. It is noted, however that to the extent applicable, the exercise of remedies by Pledgee in respect of the Collateral resulting in the transfer of the Pledged Equity Interest may need to be notified and approved by the Competition Commission pursuant to the terms of the Federal Law of Economic Competition (Ley Federal de Competencia Económica);
2.5 no consent of any other person and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the execution of this Agreement by the Company, or (ii) for the exercise by the Pledgee of its voting or other rights provided for in this Agreement; and
2.6 on the date hereof the current partners of the Company (i) resolved, by unanimous vote and written consent, to approve the execution of this pledge by Pledgor; and (ii) for purposes of Articles 65 and 66 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), waived their right of first refusal to acquire the Pledged Equity Interest in the event of foreclosure by the Pledgee hereunder. A certified copy, by a notary public, of such minutes is attached hereto as Exhibit “C”.

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3. The Pledgee hereby represents and warrants as follows:
3.1 that it is a National Association duly organized and existing under the laws of the United States of America;
3.2 that it is executing this Agreement in order to obtain a security interest on the Pledged Equity Interest, which is being pledged herein by Pledgor to guarantee the First Priority Obligations; and
3.3 its representative in this act, is duly authorized to enter into this Agreement which authority has not been revoked or modified in any manner whatsoever.
4. All parties represent:
4.1 that each of the parties has freely negotiated the terms of this Agreement, and that, with respect to each of them, there is no limitation on their ability to enter into this Agreement; and
4.2. that they wish to enter into this Agreement, pursuant to the following:
C L A U S E S
FIRST. CREATION OF PLEDGE. In order to secure the due and prompt performance of any and all of the First Priority Obligations, the Pledgor hereby grants in favor of the Pledgee a valid, enforceable, duly perfected pledge of, and security interest in, (a) all of its right and title in and to the Pledged Equity Interest, including all rights arising therefrom, such as the rights to receive present and future dividends or other distributions, whether in cash or in kind, including, without limitation, the right to receive all proceeds of dissolution or liquidation or of capital redemptions, whether by a capital decrease or otherwise, or winding up of the affairs of the Company or otherwise distributed in respect of or in exchange for such Pledged Equity Interest, and (b) all equity interest (parte social) that represent the capital of the Company or any successor or assign of the Company by virtue of Company’s capital increases, increases in the value of the Pledged Equity Interests, merger or otherwise, which are issued in respect of, in exchange for or in substitution of, the Pledged Equity Interest by reason of recapitalization, reclassification, merger, consolidation or otherwise, which certificate or other securities, to be perfected by the Pledgor as provided in Clause Second below, shall be encompassed within the term “Pledged Equity Interest” for purposes of this Agreement.
The collateral described in paragraphs (a) and (b) of this First Clause is hereinafter collectively referred to as the “Collateral”.

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SECOND. PERFECTION OF THE PLEDGE. For purposes of perfecting the pledge and security interest created hereunder, as required by Article 334, paragraph III, of the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito) (the “LGTOC”), on the date hereof, the Pledgor hereby delivers to the Pledgee (i) the certificate described in Exhibit “B”, evidencing that the Pledged Equity Interest was duly authorized and is fully paid and non-assessable; and (ii) a certified copy by a notary public, of the partner registry book (libro especial de registro de socios) of the Company, containing a notation stating that the Pledged Equity Interest has been pledged in favor of the Pledgee hereunder, a copy of which is attached hereto as Exhibit “D”.
THIRD. RECEIPT OF THE PLEDGED EQUITY INTEREST CERTIFICATE. The Pledgor and the Pledgee hereby agree that the execution of this Agreement constitutes the acknowledgment of receipt by the Pledgee of the representative Pledged Equity Interest certificate as fully described in Clause Second paragraph (i), as set forth in Article 337 of the LGTOC.
FOURTH. VOTING RIGHTS. (a) Up to and until the date on which the Pledgee has provided written notice to the Pledgor and the Company that an event of default hereunder or an Event of Default under the Indenture (the “Event of Default”) has occurred (the “Default Date”), the Pledgor shall be entitled to exercise all voting rights pertaining to the Collateral for a purpose not inconsistent with the terms of this Agreement; provided that the Pledgor’s voting rights do not cease until such a notice is delivered.
(b) All rights of the Pledgor to exercise or refrain from exercising any such voting right, as the case may be pursuant to Clause Fourth, paragraph (a), shall cease, and all such rights shall thereupon become vested in the Pledgee, who shall thereupon and until the relevant Event of Default has been cured or otherwise waived, have the sole right to exercise or refrain from exercising such voting and other consensual rights (in accordance with, but shall not be limited to, Article 338 of the LGTOC). For such purposes, within a period of 30 (thirty) business days after the date hereof, the Pledgor shall grant to the Pledgee, an irrevocable special power-of-attorney in terms of Article 2596 of the Federal Civil Code and its correlatives for the other States of Mexico and the Federal District, in order to allow the Pledgee to exercise such voting rights over the Collateral in terms of the format attached hereto as Exhibit “E”. The granting of such power of attorney shall be noted in the partners’ registry book (libro de registro de socios) of the Company and a certified copy of such notation shall be provided to the Pledgee without charge to the Pledgee. In the event that the relevant Event of Default is cured or is otherwise waived, the Pledgee agrees to provide written notice thereof to the Company and the Pledgor and, in that case, the rights of the Pledgor set forth in Clause Fourth, paragraph (a), shall be reinstated until any subsequent Event of Default, it being understood that such notice by the Pledgee shall be delivered to the Company and the Pledgor as soon as reasonably possible but in no event later than ten (10) business days after the Event of Default is cured or is otherwise waived pursuant to the terms of the Indenture.

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The Pledgee shall not be held responsible for the exercise of the voting rights in the above mentioned terms and shall be indemnified thereof pursuant to Clause Eleventh below, provided that the Pledgee shall be indemnified only to the extent that any such exercise shall be consistent with the terms of this Agreement, the First Priority Documents and applicable law. The exercise of the voting rights set forth herein by the Pledgee shall not impair the exercise of any other rights of the Pledgee provided in this Agreement.
FIFTH. DISTRIBUTIONS. (a) The Pledgor shall have the right to receive any cash dividends paid in respect of the Pledged Equity Interest up to and until a Default Date, provided that the Pledgee has a valid, enforceable, and perfected lien on the cash of the Pledgor. All dividends made in respect of or in exchange of the Pledged Equity Interest in any form on or after the Default Date, shall become a part of the Collateral hereunder unless such Event of Default under the Indenture is expressly waived or otherwise cured. In the event that the relevant Event of Default is cured or is otherwise waived, the Pledgee agrees to provide written notice thereof to the Company and the Pledgor and, in that case, the rights of the Pledgor set forth in this paragraph (a) shall be reinstated until any subsequent Event of Default, it being understood that such notice by the Pledgee shall be delivered to the Company and the Pledgor as soon as reasonably possible but in no event later than ten (10) business days after the Event of Default is cured or is otherwise waived pursuant to the terms of the Indenture.
(b) On and from the Default Date and until a notice of cure or waiver is delivered in accordance with clause fifth (a) hereof, the Pledgee shall be entitled to receive any and all dividends on the Pledged Equity Interest and any and all distributions made on or in respect of the Collateral (whether in cash, in kind, or in any other form) and any and all cash or other property received in exchange for or in respect of the Pledged Equity Interest shall be and become part of the Collateral and, if received by the Pledgor, shall forthwith be delivered to the Pledgee (together with, if appropriate, proper instruments of assignment, endorsement, notations on the relevant registries and/or powers executed by the Pledgor) to be held in pledge hereunder, subject to the terms of this Agreement.
(c) Distributions received by the Pledgee shall be subject to the Collateral Trust Agreement.
SIXTH. TERM. The pledge created hereunder shall remain in full force and effect until all of the First Priority Obligations have been indefeasibly paid in full and satisfied and discharged in accordance with the Indenture. In such case, the Pledgee shall release this pledge and deliver the Pledged Equity Interest to the Pledgor as soon as reasonably possible, and in no event later than five (5) business days, or to such other party that is entitled to such Pledged Equity Interest under applicable law. Neither the value of the Pledged Equity Interest, nor the percentage of the capital of the Company that such Pledged Equity Interest represents shall be reduced, notwithstanding the compliance of any portion of the First Priority Obligations, accordingly, the Pledgor hereby explicitly waives the benefits granted thereto by Article 2890 of the Federal Civil Code of Mexico.

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SEVENTH. PLEDGOR’S COVENANTS. As long as any First Priority Obligations remain outstanding, the Pledgor covenants and agrees that:
a.	it shall defend title to the Pledged Equity Interest against all persons and upon any request that from time to time the Pledgee may make;
b.	except as permitted or required under the Indenture, it shall abstain from selling, assigning, exchanging, pledging (except for the authorized pledge in favor of the “Second Priority Collateral Trustee” (as defined in the Indenture)) or otherwise transferring, encumbering, (except for the authorized pledge in favor of the Second Priority Collateral Trustee) diminishing or impairing its rights under the Pledged Equity Interest or the Collateral or agreeing to do so, it further agrees to keep Pledged Equity Interest free from all claims, assignments, encumbrances, security interests and liens, otherwise described or possibly created or undertaken (except for the authorized pledge in favor of the Second Priority Collateral Trustee);
c.	it shall notify the Pledgee in writing of any increase or decrease of its participation in the Company;
d.	promptly deliver or cause to be delivered to the Pledgee upon the subscription (whether directly or indirectly through any subsidiary or affiliate or in any other manner) and payment of any capital increase in the capital of the Company, (i) a new certificate, certifying the subscription and payment of such capital increase of the Company, in favor of the Pledgee, and (ii) a copy of the partners registry book (libro de registro de socios) of the Company containing the notation evidencing that such capital increase has been pledged in favor of the Pledgee, certified as authentic by the Secretary or an authorized officer of the Company, all at the expense of the Pledgor; and

e.	at any time, and from time to time, promptly execute and deliver further instruments and documents, and take all further action that may be necessary or desirable, or that the Pledgee may reasonably request, in order to perfect and protect the security interest granted hereby, or to enable the Pledgee to exercise its rights and remedies hereunder, all at the expense of the the Pledgor.
EIGTH. AMENDMENTS, ASSIGNMENTS AND RESPONSIBILITY WAIVER. Neither the execution of this Agreement, nor the pledge and security interest contemplated herein shall constitute any novation, modification or payment of any of First Priority Obligations.
By execution of this Agreement, the Pledgee acknowledge and agrees that none of the members of the board of directors, officers, employees or representatives of the Company or the Pledgor shall have or assume any liability in respect of Pledgor’s obligations arising from the execution of this Agreement under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each of such persons is released from such liability, with the broadest release that

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may be granted pursuant to applicable law, without the Pledgee reserving any action against them for such liability, which is hereby expressly and irrevocably waived.
NINTH. ENFORCEMENT. At any time on or after the Default Date the Pledgee, may enforce, at the expense of the Pledgor, the pledge granted hereunder, to the full extent permitted under applicable law following the appropriate procedures available under Mexican law, including without limitation by selling, transferring or otherwise disposing of the Collateral in accordance with such procedures. The rights described in this Clause Ninth are in addition to the rights described in Clause Fourth and Clause Fifth thereof, and any and all rights and remedies the Pledgee may have under applicable law, all of which rights and remedies are cumulative, and none of which rights and remedies shall be waived by the exercise of any other such rights and remedies.
TENTH. PAYMENT. All distributions and amounts in the event payable to Pledgee pursuant to this Agreement or any of the First Priority Obligations shall be payable at the address of the Pledgee as described in Clause Twelve of this Agreement. All amounts payable to Pledgee by the Pledgor shall be made in dollars of the United States of America.
ELEVENTH. INDEMNITY AND EXPENSES. (a) The Pledgor agrees to pay on demand all reasonable out-of-pocket costs and expenses of the Pledgee in connection with the enforcement of this Agreement in any circumstance (including, without limitation, the reasonable fees and expenses of counsel for the Pledgee).
(b) Subject to the terms of the Indenture and the First Collateral Trust Agreement, the Pledgor agrees to indemnify and hold harmless the Pledgee and its affiliates and their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any litigation or proceeding or preparation of a defense in connection therewith) this Agreement, any of the transactions contemplated herein, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of litigation or other proceeding to which the indemnity in this Clause applies, such indemnity shall be effective whether or not such litigation or proceeding is brought by any party to the Indenture, its directors, shareholders or creditors or any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.
TWELFTH. NOTICES. All notices and other communications required or permitted hereunder shall be in English language, in writing and delivered in person or facsimile transmission, confirmed in this case by overnight courier delivery service to the domicile indicated below for each party, and shall be deemed effective on the date of delivery. The parties shall give 10 calendar days prior notice to the other parties of any change of address.

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PLEDGOR:
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona 86
Col. Lomas de Sotelo
México D.F. 11000
Mexico
Attention: Cynthia Pelini Addario
Phone: (52)(55)2629-5808
Fax: (52)(55)2629-5895
THE COMPANY:
SMVS-Administración, S. de R.L. de C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200
Mexico
Attention: Cynthia Pelini Addario
Phone: (52)(55)2629-5808
Fax: (52)(55)2629-5895
PLEDGEE:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
United States of America
Attention: Stephen Ferrera, Vice President, International Finance
Phone: 212.525.7456
Fax: 212.525.1300
THIRTEENTH. RELEASE OF PLEDGE. Once the First Priority Obligations have been paid and satisfied and discharged in full as certified by the Pledgee, the Pledgee agrees to execute any documents that are necessary in order to release the pledge at the cost and expense of the Pledgor.
FOURTEENTH. AMENDMENTS AND WAIVERS. (a) No amendment to this Agreement is valid unless signed by the parties hereto. No waiver of any provision of this Agreement, and no consent to any departure by the Pledgor or Pledgee herefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto. No failure on the part of the Pledgee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The Company represents that a notation has

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been made in its partner registry book (libro especial de registro de socios) with respect to the creation of the pledge on the Pledge Equity Interest, and agrees to deliver to the Pledgee, upon reasonable request, certified copies by a notary public of such notation, all at the expense of the Pledgor, in case of subsequent assignments thereof, including any assignment of this Agreement to a new indenture collateral trustee, at the sole discretion of the First Priority Holders and as further provided in the Indenture.
(b) The Pledgee expressly agrees, for itself and on behalf and for the First Priority Holders and the First Priority Indenture Trustee, hereby expressly waives to the fullest extent permitted by applicable law the provisions, rights and benefits arising from Article 340 of the LGTOC.
FIFTEENTH. REGISTRATION. Within the term of 10 (ten) business days following the execution of this Agreement, the Pledgor shall file this Agreement for registration with the Public Registry of Commerce (Registro Público de Comercio) where the Company is registered.
SIXTEENTH. PLEDGEE’S RIGHTS. Pledgee’s rights hereunder are in addition to and not in lieu of any rights created or established in its favor pursuant to applicable legislation.
SEVENTEENTH. NO THIRD PARTY BENEFICIARIES. This Agreement shall be solely for the benefit of the Pledgee and the holders of First Priority Obligations represented thereby, the Pledgor and the Company, and no other person or entity shall be a third-party beneficiary hereof.
EIGHTEENTH. COMPETENT LAWS AND COURTS. This Agreement shall be governed by and construed in accordance with the laws of Mexico, and any dispute shall be settled in Mexican courts. The parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the competent courts sitting in Mexico City, Federal District, Mexico, and waive to any other court of forum that may correspond to them by virtue of their domiciles, whether present or future, or otherwise.
[signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written above.

“PLEDGOR”	“PLEDGEE”
Satélites Mexicanos, S.A. de C.V.	HSBC Bank USA, National Association

By/Por: Sergio Miguel Angel Autrey Maza	By/Por: Gustavo Walther Vomend Alvarez
Position: Attorney in fact	Position: Attorney in fact

WITNESS	WITNESS

Mr./Sr.	Mr./Sr.

Acknowledged and agreed to by:

“COMPANY”

SMVS-Administración, S. de R.L. de C.V.

By/Por: Sergio Miguel Angel Autrey Maza Position: Attorney in fact

WITNESS

Mr./Sr.

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Exhibit “A”
INDENTURE

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Exhibit “B”
DESCRIPTION OF THE PLEDGED EQUITY INTEREST
SMVS-Administración, S. de R.L. de C.V.

Equity Interest
Certificate No.	Capital	Value
1	Fixed	$2,999.00

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Exhibit “C”
PARTNERS’ MEETING MINUTES

15.

Exhibit “D”
COPY OF THE PARTNER REGISTRY BOOK

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Exhibit “E”
SPECIAL POWER-OF-ATTORNEY
Text of the Irrevocable Mandate granted by Satélites Mexicanos, S.A. de C.V., in favor of HSBC Bank USA, National Association.
IRREVOCABLE SPECIAL POWER OF ATTORNEY granted by Satélites Mexicanos, S.A. de C.V., in favor of HSBC Bank USA, National Association, as Pledgee, in terms of the Equity Interest Pledge Agreement entered into by and between HSBC Bank USA, National Association, as First Priority Collateral Trustee and for the benefit of the First Priority Holders, as Pledgee, Satélites Mexicanos, S.A. de C.V., as Pledgee, and SMVS-Administración, S. de R.L. de C.V., dated November 30, 2006 (“Pledge Agreement”), in order to HSBC Bank USA, National Association, act in name and on behalf of Satélites Mexicanos, S.A. de C.V., to exercise all voting and other rights as set forth in the Pledge Agreement, in accordance with Article 338 of the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), corresponding to the Pledge Agreement over:
i) all of its rights related to the Pledged Equity Interest (as defined in the Pledge Agreement), including all rights arising therefrom, such as the rights to receive present and future dividends or any other distribution, whether in cash or in kind, including, but not limited to, the right to receive all proceeds of dissolution or liquidation or of capital redemptions, whether by a capital decrease or otherwise, or any other distribution related to, or in exchange for, such Pledged Equity Interest; and
ii) the equity interest (parte social) that represents the capital of SMVS-Administración, S. de R.L. de C.V., or any successor or assignee thereby, by virtue of its capital increases, increases in the value of the Pledged Equity Interest, merger or otherwise, which are issued in respect of, in exchange for, or in substitution of, the Pledged Equity Interest by reason of recapitalization, reclassification, merger, consolidation or otherwise, in which the certificate or other security, to be perfected by Satélites Mexicanos, S.A. de C.V., in terms of the Pledge Agreement.
This power of attorney must be exercised by the Pledgee until the Pledgee notifies any Event of Default (as defined in the Pledge Agreement), for which the Pledgee will exercise all and each of the rights derived in favor of Satélites Mexicanos, S.A. de C.V., with respect to the Pledged Equity Interest.
For the above mentioned, HSBC Bank USA, National Association, within the scope of this power of attorney, will count with the following faculties:

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(i) for acts of administration in accordance with the provisions contained in the second paragraph of article 2,554 (two thousand five hundred and fifty four) of the Federal Civil Code, the Civil Code for the Federal District and correlated articles of the Civil Codes for the federated entities of the United Mexican States;
(ii) for acts of ownership in accordance with the provisions contained in the third paragraph of article 2,554 (two thousand five hundred and fifty four) of the Federal Civil Code, the Civil Code for the Federal District and correlated articles of the Civil Codes for the federated entities of the United Mexican States; and
(iii) for lawsuits and collections, with all general faculties and the special ones, requiring a special clause according to the law, without any limitation, pursuant to the provisions contained in the first paragraph of article 2,554 (two thousand five hundred and fifty four) of the Federal Civil Code, the Civil Code for the Federal District and correlated articles of the Civil Codes for the federated entities of the United Mexican States, being therefore empowered to dismiss actions even in the “amparo” suit (appeal for relief); to file and terminate appeals; to file criminal complaints and charges and to dismiss them, to assist the District Attorney and to grant remissions, to compound, to submit to arbitration; to take the answer depositions; to challenge judges; to receive payments and to perform any other actions expressly permitted by law, which includes representing Satélites Mexicanos, S.A. de C.V., before criminal, civil, administrative and labor authorities and courts.
This special power of attorney has the characteristic of irrevocable in terms of Article 2596 (two thousand five hundred and ninety six) of the Federal Civil Code, due to the fact that its granting (i) was agreed as a condition in the Pledge Agreement and (ii) is a mean for accomplishing a contracted obligation.